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                                                                EXHIBIT(A)(1)(H)



           CORRECTIONS CORPORATION OF AMERICA ANNOUNCES EXTENSION OF TENDER OFFER FOR SHARES OF SERIES B PREFERRED STOCK TO MAY 13, 2003

NASHVILLE, Tenn., April 29 /PRNewswire-FirstCall/ -- Corrections Corporation of America (NYSE: CXW - News) announced today that it will extend the tender period of its previously disclosed tender offer to purchase for cash up to 4,204,947 shares, representing 90% of the outstanding 4,672,163 shares, of its Series B Cumulative Convertible Preferred Stock (CUSIP Nos. 22025Y 30 8 and 74264N 30 3) for $26.00 per share, to May 13, 2003. The tender period is being extended in accordance with applicable regulatory requirements that the offer remains open for a period of time after the expected date of fulfillment of certain conditions to the tender offer, which are described in the Offer to Purchase filed with the Securities and Exchange Commission and distributed to holders of Series B Preferred Stock on April 2, 2003, as amended by Amendment No. 2 to Schedule TO filed with the Securities and Exchange Commission on April 21, 2003 (the "Offer to Purchase").

As a result of the extension, the holders of Series B Preferred Stock will have until 12:00 midnight, New York City time, on Tuesday, May 13, 2003 to validly tender their shares of Series B Preferred Stock, unless the offer is extended. The tender offer is being made solely by the Offer to Purchase and the related Letter of Transmittal. Stockholders should read the Offer to Purchase and related materials because they contain important information. As of April 29, 2003, approximately 3,174,391 shares of Series B Preferred Stock have been tendered and not withdrawn.

The dealer manager for the tender offer is Lehman Brothers Inc. The information agent is D. F. King & Co., Inc.

Questions regarding the tender offer should be directed to Darrell Chiang at Lehman Brothers, at 800-438-3242 or 212-528-7581. Requests for tender offer documentation should be directed to D. F. King & Co., at 888-605-1956 or 212-269-5550.

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the tender offer, which may be made only pursuant to the terms of the offer to purchase and related letter of transmittal. The tender offer is not being made to stockholders in any jurisdiction where the making or accepting of the offer would violate the laws of that jurisdiction. In any jurisdiction where the laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed made on behalf of the Company by Lehman Brothers Inc. or one or more registered brokers or dealers under the laws of such jurisdiction.